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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED
CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS

	For the Year Ended December 31,				For the Three Months Ended March 31,
(In Thousands, Except Ratios)	2015(1)	2014(2)	2013(2)	2012(2)	2016	2015(2)
Earnings:
Income before income taxes	$25,608	$12,289	$16,513	$24,513	$8,480	$2,512
Interest expense, including amortization of debt issuance costs	181,797	—	—	—	66,049	—

Earnings available to cover fixed charges	$207,405	$12,289	$16,513	$24,513	$74,529	$2,512
Fixed charges:
Interest expense, including amortization of debt issuance costs	$181,797	$—	$—	$—	$66,049	$—
Ratio of earnings to fixed charges	1.1	N/A	N/A	N/A	1.1	N/A

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.1	N/A	N/A	N/A	1.1	N/A

(1)
The Company was spun-off from Windstream Holdings, Inc. on April 24, 2015. The financial data for the period ended December 31, 2015 included herein is limited to the period from the effective date of the spin-off through December 31, 2015.

(2)
The financial data for the years ended December 31, 2014, 2013 and 2012 and the three months ended March 31, 2015 represents the historical operations of the Consumer CLEC Business. Because debt and interest costs were not allocated to the Consumer CLEC Business, it had no fixed charges and thus no ratio can be calculated.

(3)
The Company did not have any shares of preferred stock outstanding during any of the periods presented above.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS